SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                For the Quarterly period ended December 31, 1999

                                    EIDOS plc

                             Wimbledon Bridge House
                                1, Hartfield Road
                                Wimbledon, London
                             SW19 3RU United Kingdom
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                              Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                    82 - N/A

                                    EIDOS plc

                                    Form 6-K

                                TABLE OF CONTENTS

                                                                                                    Page

Consolidated Financial Statements (Unaudited):

           Consolidated Balance Sheets as of December, 31 and March 31, 1999                           2

           Consolidated Statements of Operations for the three and nine months ended December          3
           31, 1999

           Statements of Recognised Gains & Losses for the three and nine months ended                 4
           December 31, 1999 and 1998

           Consolidated Statements of Cash Flows for the nine months ended December 31, 1999           5
           and 1998

           Consolidated Statements of Changes in Shareholders' Equity for the nine months              6
           ended December 31, 1999

           Notes to Unaudited Consolidated Financial Statements                                        7

Management's Discussion and Analysis of Financial Condition and Results of
Operations for the three and nine months ended December 31, 1999                                      13

Exhibits

The following documents were filed as part of this Form 6-K:

           Press release dated 18 January 2000 - Trading update                                      E-1
           Press release dated 25 January 2000 - Shareholders approve five for one share             E-2
           split
           UK press release dated 28 February 2000 - Results for the nine months ended 31
           December 1999                                                                             E-3
           US press release dated February 28, 2000 - Results for the three and nine months
           ended December 31, 1999                                                                   E-4



EIDOS plc
Consolidated Balance Sheets Reconciled to US GAAP

  UK GAAP                                                                December 31, 1999         March 31, 1999
  -------
                                                                               (unaudited)

                                                                  ------------------------   --------------------
                                                                                (pound)000             (pound)000
  Fixed assets

  Intangible assets (net of amortisation of (pound)13,753,000; March
  31, 1999,(pound)4,070,000)                                                        31,737                 25,939
  Tangible assets                                                                    5,552                  5,668
  Investments

     Joint ventures                                                                  2,413                      -
     Other investments                                                              48,722                 12,164
                                                                            --------------         --------------
                                                                                    51,135                 12,164
                                                                            --------------         --------------
  Total fixed assets                                                                88,424                 43,771
                                                                            --------------         --------------
  Current assets

  Stocks                                                                             8,411                  5,666
  Debtors: amounts falling due within one year                                     119,964                 57,737
  Cash at bank and in hand                                                          14,950                 48,220
                                                                            --------------         --------------
  Total current assets                                                             143,325                111,623

  Creditors: amounts falling due within one year                                  (142,770)               (58,049)
                                                                            --------------         --------------
  Net current assets                                                                   555                 53,574
                                                                            --------------         --------------
  Total assets less current liabilities                                             89,979                 97,345
                                                                            --------------         --------------
  Creditors due after more than one year                                              (129)               (30,813)
                                                                            --------------         --------------
  Net assets                                                                        88,850                 66,532
                                                                            --------------         --------------
                                                                            --------------         --------------

  Capital and reserves

  Called up share capital                                                            2,056                  1,728
  Share premium account                                                             83,645                 50,165
  Other reserves                                                                       707                    707
  Profit and loss account                                                            2,442                 13,932
                                                                            --------------         --------------
  Shareholders' funds                                                               88,850                 66,532
                                                                            --------------         --------------
                                                                            --------------         --------------
  Reconciliation to US GAAP

  Shareholders' funds (prepared under UK GAAP)                                      88,850                 66,532
  Goodwill                                                                          19,052                 19,449
  Less in process research and development                                          (2,368)                (2,368)
  Less amortisation                                                                (17,185)               (16,856)
  Deferred tax                                                                         993                  1,993
                                                                            --------------         --------------
  Shareholders' funds in accordance with

  US GAAP                                                                           89,342                 68,750
                                                                            --------------         --------------
                                                                            --------------         --------------


The accompanying notes are an integral part of these consolidated financial statements.

EIDOS plc

Unaudited Consolidated Statements of Operations Reconciled to US GAAP

                                                                   Three months ended          Nine months ended
                                                                      December 31,               December 31,
                                                                  -----------------------    -----------------------
UK GAAP                                                                1999          1998         1999          1998
-------
                                                                  ---------    ----------    ---------    ----------
                                                                 (pound)000    (pound)000   (pound)000    (pound)000

Turnover: Group and share of joint ventures'                        104,573       121,525      148,633       169,111
Less: share of joint ventures'                                       (6,041)            -       (6,041)            -
                                                                  ---------    ----------    ---------    ----------
Group turnover - continuing operations                               98,532       121,525      142,592       169,111

Costs of goods sold                                                 (34,192)      (37,260)     (53,884)      (59,763)
                                                                  ---------    ----------    ---------    ----------
Gross profit                                                         64,340        84,265       88,708       109,348
                                                                  ---------    ----------    ---------    ----------
Selling and marketing                                               (15,669)      (13,451)     (33,999)      (25,902)
Research and development                                            (12,130)      (13,812)     (35,688)      (29,941)
General and administrative

   Goodwill amortisation                                             (3,693)       (1,513)      (9,683)       (1,513)
   Other                                                             (6,920)       (5,714)     (20,336)      (15,837)
                                                                  ---------    ----------    ---------    ----------
Operating expenses                                                  (38,412)      (34,490)     (99,706)      (73,193)
                                                                  ---------    ----------    ---------    ----------

Operating profit/(loss) - continuing operations                      25,928        49,775      (10,998)       36,155
Share of operating profit of joint ventures                             568             -          568             -
                                                                  ---------    ----------    ---------    ----------
                                                                     26,496        49,775     (10,430)        36,155
Amounts written off investments                                           -         2,250            -       (3,000)
Net interest and similar charges
   Group                                                             (1,162)         (713)      (2,144)         (771)
   Joint ventures                                                       (19)            -          (19)            -
                                                                  ---------    ----------    ---------    ----------
Profit/(loss) on ordinary activities before tax                      25,315        51,312     (12,593)        32,384
Taxation

   Group                                                            (9,702)      (18,291)        1,211      (13,159)
   Joint ventures                                                     (192)             -        (192)             -
                                                                  ---------    ----------    ---------    ----------
Net profit/(loss) after tax (under UK GAAP)                          15,421        33,021     (11,574)        19,225
                                                                  ---------    ----------    ---------    ----------
Earnings/(loss) per share

Basic                                                                 15.2p         38.6p      (12.1p)         22.5p
Diluted                                                               14.3p         32.9p      (12.1p)         20.0p

Reconciliation to US GAAP

Net profit/(loss) after tax (under UK GAAP)                          15,421        33,021     (11,574)        19,225
Amortisation of goodwill                                              (185)         (771)         (329)      (4,047)
In process research and development                                       -       (2,173)            -       (2,173)
Deferred taxation                                                   (1,000)             -      (1,000)             -
Amounts written off investments                                           -       (2,250)            -         3,000
                                                                  ---------    ----------    ---------     ---------
Net income/(loss) in accordance with US GAAP                         14,236        27,827      (12,903)       16,005
                                                                  ---------    ----------    ---------     ---------
Earnings /(loss) per share in accordance with US GAAP

Basic                                                                  14.1p         32.5p      (13.5p)         18.7p
Diluted                                                                13.2p         27.8p      (13.5p)         16.8p

The accompanying notes are an integral part of these consolidated financial statements.

EIDOS plc

Unaudited Consolidated Statements of Total Recognised Gains and Losses

                                                                 Three months ended          Nine months ended
                                                                    December 31,                December 31,
UK GAAP                                                              1999          1998          1999          1998
-------
                                                              -----------   -----------   -----------   -----------
                                                               (pound)000    (pound)000    (pound)000    (pound)000
Net profit/(loss) after tax                                        15,421        33,021      (11,574)        19,225
Currency translation differences on foreign currency net
investments                                                         (922)           (3)         (313)           163
                                                              -----------   -----------   -----------   -----------
Total gains and losses in the period                               14,499        33,018      (11,887)        19,388
                                                              -----------   -----------   -----------   -----------
US GAAP

Net income/(loss)                                                  14,236        27,827       (12,903)       16,005
Other comprehensive income:
     Foreign currency translation adjustments                       (922)           (3)         (313)           163
     Unrealised gain/(loss) on investments                              -         2,250             -       (3,000)
                                                              -----------   -----------   -----------   -----------
Total comprehensive net income/(loss)                              13,314        30,074      (13,216)        13,168
                                                              -----------   -----------   -----------   -----------

Cumulative translation differences

Balance brought forward                                               410           556         (199)           390
Before tax translation differences                                (1,418)           (4)         (481)           253
Tax benefit/(expense)                                                 496             1           168          (90)
                                                              -----------   -----------   -----------   -----------
After tax translation differences                                   (922)           (3)         (313)           163
                                                              -----------   -----------   -----------   -----------
Balance carried forward                                             (512)           553         (512)           553
                                                              -----------   -----------   -----------   -----------


The accompanying notes are an integral part of these consolidated financial statements.

EIDOS plc

Unaudited Consolidated Statements of Cash Flow

                                                                         Nine months ended     Nine months ended
                                                                         December 31, 1999     December, 31 1998

                                                                                (pound)000            (pound)000
                                                                          ----------------      ----------------
Net cash outflow from operating activities                                        (41,628)              (17,472)
                                                                          ----------------      ----------------
Returns on investments and servicing of finance

Interest received                                                                      671                 1,558
Dividend income received                                                                 -                   124
Bond interest paid                                                                   (897)                 (951)
Interest paid on finance leases                                                       (34)                 (100)
Other interest paid                                                                  (881)                 (629)
                                                                          ----------------      ----------------
                                                                                   (1,141)                     2
                                                                          ----------------      ----------------
Taxation

UK taxation paid                                                                   (1,640)               (1,866)
Overseas tax paid                                                                  (6,807)               (3,769)
                                                                          ----------------      ----------------
                                                                                   (8,447)               (5,635)
                                                                          ----------------      ----------------
Capital expenditure and financial investment

Purchase of tangible fixed assets                                                  (2,366)               (1,824)
Sale of tangible fixed assets                                                            3                    75
Purchase of other investments                                                     (36,555)                 (570)
                                                                          ----------------      ----------------
                                                                                  (38,918)               (2,319)
                                                                          ----------------      ----------------
Acquisitions and disposals

Purchase of subsidiary undertakings                                               (14,327)              (15,200)
Net cash acquired with subsidiary undertakings                                           -                   459
Purchase of associated undertakings                                               (17,874)                     -
                                                                          ----------------     -----------------
                                                                                  (32,201)              (14,741)
                                                                          ----------------     -----------------

Net cash outflow before financing                                                (122,335)              (40,165)

Financing

Issue of ordinary share capital                                                      2,560                   209
Repayment of principal under finance leases                                          (275)                 (625)
                                                                          ----------------      ----------------
                                                                                     2,285                 (416)
                                                                          ----------------      ----------------
Decrease in cash in the period                                                   (120,050)              (40,581)
                                                                          ----------------      ----------------
                                                                          ----------------      ----------------

The accompanying notes are an integral part of these consolidated financial statements.

EIDOS plc

       Unaudited Consolidated Statement of Changes in Shareholders' Equity

                   For the nine months ended December 31, 1999

(pound)000 (except share numbers)                                            Ordinary shares              Share
                                                                                                        Premium
      UK GAAP                                                      No. of shares         Amount         account
      -------
                                                                  --------------  -------------- --------------
      Balance as at April 1, 1999                                     86,411,400          1,728          50,165
      Loss for the period                                                      -              -               -
      Translation adjustment                                                   -              -               -
      Arising on exercise of share options                             2,097,255             42           2,518
      Arising on conversion of bond                                   14,272,015            286          30,962
      Goodwill written off on associated companies                             -              -               -
                                                                 ---------------  -------------- --------------
      Balance as at December 31, 1999                                102,780,670          2,056          83,645
                                                                 ---------------  -------------- --------------
      US GAAP
      Balance as at April 1, 1999                                     86,411,400          1,728          79,691
      Loss for the period                                                      -              -               -
      Translation adjustment                                                   -              -               -
      Arising on exercise of share options                             2,097,255             42           2,518
      Arising on conversion of bond                                   14,272,015            286          30,962
                                                                 ---------------  -------------- --------------
      Balance at December 31, 1999                                   102,780,670          2,056         113,171
                                                                 ---------------  -------------- --------------

(pound)000 (except share numbers)                                                       Profit
                                                                          Other        and loss
      UK GAAP                                                          reserves         account          Total
      -------
                                                                  -------------- --------------  --------------
      Balance as at April 1, 1999                                           707          13,932         66,532
      Loss for the period                                                     -         (11,574)       (11,574)
      Translation adjustment                                                  -           (313)          (313)
      Arising on exercise of share options                                    -               -          2,560
      Arising on conversion of bond                                           -               -         31,248
      Goodwill written off on associated companies                            -             397            397
                                                                 --------------- --------------  --------------
      Balance as at December 31, 1999                                       707           2,442         88,850
                                                                 --------------- --------------  --------------
      US GAAP
      Balance as at April 1, 1999                                           707        (13,376)         68,750
      Loss for the period                                                     -        (12,903)       (12,903)
      Translation adjustment                                                  -           (313)          (313)
      Arising on exercise of share options                                    -               -          2,560
      Arising on conversion of bond                                           -               -         31,248
                                                                 --------------- --------------  --------------
      Balance at December 31, 1999                                          707        (26,592)         89,342
                                                                 --------------- --------------  --------------

The share numbers are stated after the five for one share split which took place on January 26, 2000. The accompanying notes are an integral part of these consolidated financial statements.

EIDOS plc

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.       Summary of Significant Accounting Policies

         The financial statements have been prepared in accordance with applicable Accounting Standards in the United Kingdom.

a.       Unaudited results

         The interim consolidated financial statements are unaudited. In the opinion of management, all adjustments considered necessary to present fairly the consolidated financial position, results of operations and cash flows for such interim periods have been made. In the opinion of management, the unaudited interim consolidated financial statements have been prepared on a basis consistent with Eidos' audited consolidated financial statements at March 31, 1999.

b.       Earnings/(loss) per share

         The earnings/(loss) per share is calculated in accordance with Financial Reporting Standard No.14 and based on a weighted average number of ordinary shares in issue of 101,220,390 and 95,265,820 for the three and nine months ended December 31, 1999 respectively (1998:
         85,627,895 and 85,578,905). The diluted earnings per share incorporates the shares issuable upon conversion of the US$ bond and stock options and warrants outstanding during the period. The diluted weighted average number of shares for the three months ended December 31, 1999 was 107,966,595 (1998: 101,378,315). None of the potential ordinary shares were dilutive for the nine months ended December 31, 1999 and hence a separate fully diluted loss per share is not given for that period (1998: weighted average diluted shares 100,996,915).

         The above share numbers are stated after the five for one share split which took place on January 26, 2000.

         The weighted average number of shares used to calculate the basic earnings per share under U.S. GAAP is the same as for U.K. GAAP.

EIDOS plc

Notes to Unaudited Consolidated Financial Statements continued.../



c.       Summary of differences between U.K. GAAP and U.S. GAAP

         A summary of the most significant differences applicable to Eidos plc and its subsidiaries (Eidos) is set out below:

         (1) Business combinations

         Under U.S. GAAP, goodwill arising on acquisitions accounted for under the purchase method is amortized over the estimated useful life of the goodwill, with amortized amounts being included in general and administrative expenses. Each of the Company's acquisitions has been accounted for using the purchase method for U.S. GAAP purposes. Each of the businesses acquired by the Company was involved in the development of computer games software. The Company acquired such businesses for their established names in the computer games software market, for the experience of their personnel in the development of computer games software, and for an aggregate of in excess of 25 games (together with underlying technologies) that were under development by or on behalf of such businesses. Upon review of the acquired companies' technology, the Company determined that a portion of such technology had neither reached technological feasibility nor had alternative future uses and that completion of the games under development would require substantial additional effort and expenditure by the Company.

         Accordingly, for U.S. GAAP purposes, the Company treated an aggregate of (pound)24.4 million as in-process research and development, all of which was expensed in the periods in which the related acquisitions were completed (fiscal year 1996: (pound)8.2 million, fiscal year 1997:
         (pound)13.8 million and fiscal year 1999: (pound)2.4 million).

         The Company also has recorded (pound)65.3 million of goodwill for U.S. GAAP purposes in connection with acquisitions (fiscal year 1996:
         (pound)7.4 million, fiscal year 1997: (pound)11.1 million, fiscal year 1998: (pound)4.0 million, fiscal year 1999: (pound)26.9 million and fiscal year 2000: (pound)15.9m). The Company recognizes the fast changing industry in which it is involved and believes the remaining goodwill has a useful life of 3 years.

         Under U.K. GAAP, goodwill arising on consolidation of acquisitions (which represents the excess of the fair value of the consideration paid in the acquisition over the fair value of the identifiable net assets acquired) prior to April 1, 1998 was written-off immediately against related reserves, and had no impact upon the Company's statement of operations until disposal. Goodwill arising after April 1, 1998 is being capitalized and amortized in a method similar to U.S. GAAP; however there is no charge for in-process research and development. The Company is therefore recording different amounts of capitalized goodwill and amortisation under U.K. GAAP than it is under U.S. GAAP. Currently the amortisation charge under U.S. GAAP exceeds that under U.K. GAAP because of the charges for companies acquired prior to April 1, 1998. It is anticipated that in the future the difference will decrease and eventually the U.K. GAAP charge will exceed the U.S. GAAP charge because of the one-off in-process research and development charges.

         Additionally U.K. GAAP requires that on subsequent disposal or closure of a previously acquired business, any goodwill previously taken directly to shareholders' equity is reflected in the income or loss on disposal. Under U.S. GAAP the appropriate balance to be written off on the disposal of the business is the remaining unamortized balance of goodwill.

         For acquisitions prior to April 1, 1998, the benefit of acquired tax losses, as they are recognised in periods subsequent to the acquisition, are credited to goodwill for U.S. GAAP purposes and credited to income under U.K. GAAP. There is no difference in treatment for acquisitions after April 1, 1998.

         On July 29, 1999 Eidos acquired 75% of the share capital of Spanish distributor, Proein, S.L. Due to the nature of the ongoing relationship between Eidos and the current management of Proein (who are the minority shareholders), the investment is being treated as a joint venture under U.K. GAAP and accounted for using the equity method. Under U.S. GAAP the conditions for non-consolidation of a majority investment are not met and the results of Proein have been consolidated using the purchase method. Under U.K. GAAP Eidos' share of the operating results, interest and tax of Proein are added to those of Eidos. Eidos' share of the net assets of Proein is included within investments. Under U.S. GAAP the results and assets are combined on a line by line basis. After the deduction of the minority interest under U.S. GAAP there is no difference between net contribution from Proein under either method. Consequently this difference in treatment does not appear as a reconciling item in either the profit and loss account or balance sheet. The calculation of goodwill is also unaffected. There was no in-process research and development identified at acquisition.

         (2) Deferred taxation

         U.K. GAAP requires that no provision for deferred taxation should be made if there is reasonable evidence that such taxation will not be payable within the foreseeable future. U.S. GAAP requires full provision for deferred taxation liabilities, and permits deferred tax assets to be recognised if their realisation is considered to be more likely than not.

         (3) Investments

         Unlike U.K. GAAP, which recognises gains and losses in the periodic performance statements; U.S. GAAP requires unrealised changes in the value of listed investments to be recognised as a separate component of shareholders' equity until realised.

         Eidos has an equity investment in Opticom ASA, a Norwegian listed company. This is shown in the balance sheet at cost ((pound)11.2 million). The market value at December 31, 1999 was (pound)193.8 million.

2.       Segmental analysis

The analysis by class of business of turnover, loss before tax and assets for Eidos on a consolidated basis is given below.

                                  Turnover             Profit/(loss) before tax           Gross assets

                        ---------------------------------------------------------------------------------------
                             Nine months ended            Nine months ended

                                December 31,                 December 31,          December 31,      March 31,

                        ------------------------------------------------------------------------ --------------
                                  1999          1998           1999          1998           1999          1999
                        -------------- ---------------------------- ---------------------------- --------------
Class of business          (pound)'000   (pound)'000    (pound)'000   (pound)'000    (pound)'000   (pound)'000
Computer software              139,342       166,602       (12,475)        32,855        232,964       152,393
Video editing                    3,255         2,667          (118)         (471)          3,135         3,000
                        -------------- -------------- ------------- -------------- ------------- --------------
                               142,597       169,269       (12,593)        32,384        236,099       155,393
Inter segment                      (5)         (158)  ------------- -------------- ------------- --------------
                        -------------- --------------
                               142,592       169,111

                        -------------- --------------

The geographical analysis of the Group's turnover, loss before taxation and gross assets is set out below.

                                                                 Turnover to unaffiliated customers
                                                  ------------------------------------------------------------
                                                         By destination                 By origination
                                                        Nine months ended             Nine months ended
                                                          December 31,                   December 31,
                                                  ------------------------------------------------------------
                                                            1999           1998            1999           1998
                                                  -------------- --------------  -------------- --------------
Geographical segment                                  (pound)000     (pound)000      (pound)000     (pound)000
United Kingdom                                            24,632         24,217          45,404         44,168
Germany                                                   21,435         29,152          23,304         33,079
France                                                    16,033         21,582          19,910         27,095
Rest of Europe                                            22,641         25,171               -              -
U.S.                                                      50,079         60,570          52,119         64,178
Rest of World                                              7,772          8,419           1,855            591
                                                  -------------- --------------  -------------- --------------
                                                         142,592        169,111         142,592        169,111
                                                  -------------- --------------  -------------- --------------

                                                                      Inter-segment sales
                                                  ------------------------------------------------------------
                                                         By destination                 By origination
                                                        Nine months ended             Nine months ended
                                                          December 31,                   December 31,
                                                  ------------------------------------------------------------
                                                            1999           1998            1999           1998
                                                  -------------- --------------  -------------- --------------
Geographical segment                                  (pound)000     (pound)000      (pound)000     (pound)000
United Kingdom                                             8,125          7,627          48,792         59,169
Germany                                                   16,216         19,104              89              -
France                                                    14,487         18,689               -              -
U.S.                                                      15,871         13,803           6,480             54
Rest of World                                                694              -              32              -
                                                  -------------- --------------  -------------- --------------
                                                          55,393         59,223          55,393         59,223
                                                  -------------- --------------  -------------- --------------

                                                    Profit/(loss) before tax             Gross assets
                                                  --------------------------------------------- --------------
                                                        Nine months ended
                                                          December 31,           December 31,        March 31,
                                                  -------------- --------------  -------------- --------------
                                                            1999           1998            1999           1999
                                                  -------------- --------------  -------------- --------------
Geographical segment                                  (pound)000     (pound)000      (pound)000     (pound)000
United Kingdom                                             2,798         22,426         118,887         63,441
Germany                                                      855          4,177          25,052         17,102
France                                                       183          3,709          15,586          8,576
Spain                                                        549              -           6,763              -
U.S.                                                    (16,713)          2,183          68,514         64,471
Rest of World                                              (265)          (111)           1,297          1,803
                                                  -------------- --------------  -------------- --------------
                                                        (12,593)         32,384         236,099        155,393
                                                  -------------- --------------  -------------- --------------

3.       Stocks

                                            December 31,               March 31,
                                                   1999                    1999
                                          --------------          --------------
        Raw materials                                268                     371
        Finished goods                             8,143                   5,295
                                          --------------          --------------
                                                   8,411                   5,666
                                          --------------          --------------

Stocks are stated net of provisions of(pound)1,515,000 at December 31, 1999 and (pound)764,000 at March 31, 1999.

4.       Borrowings

         In April 1998, Eidos issued U.S.$50 million of 6.25% convertible bonds. As at December 31, 1999, all the bonds had been converted (March 31, 1999: $0.1 million converted).

                                                    December 31, 1999              March 31, 1999
                                               ----------------------------------------------------------
                                                  Due within     Due after     Due within      Due after
                                                    One year      One year       One year       One year
                                               -------------  ------------- -------------  -------------
                                                  (pound)000    (pound)000     (pound)000     (pound)000
       Borrowings
       Convertible bonds                                   -             -              -         30,333
       Bank loans and overdrafts                      86,823             -              -              -
       Obligations under finance leases                  222            17           363             152
                                               -------------  ------------- -------------  -------------
                                                      87,045            17            363         30,485
                                               -------------  ------------- -------------  -------------
       Other creditors
       Trade creditors                                23,742             -          9,692              -
       Royalty creditors                               3,068             -          4,968              -
       Other creditors                                12,469           112         20,371            328
       Accruals and deferred income                   14,386             -          8,967              -
       Corporation tax                                 2,060             -         13,688              -
                                               -------------  ------------- -------------  -------------
                                                      55,725           112         57,686            328
                                               -------------  ------------- -------------  -------------
                                                     142,770           129         58,049         30,813
                                               -------------  ------------- -------------  -------------
                                               -------------  ------------- -------------  -------------

5.       Commitments and contingencies

         As at December 31, 1999 Eidos had contracts to make future payments totalling (pound)13.4 million to various licensors and developers involved in providing games software for Eidos' use. Eidos also has annual commitments under operating leases of (pound)2.4 million, (pound)1.9 million relating to land and buildings and (pound)0.5 million for motor vehicles and equipment. The principal leases for office premises are as described in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 27, 1999. The largest office is in Menlo Park, California, which has an eight year lease and annual commitment of $1.3 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 1999

The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. Eidos' actual results could differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and those discussed in the "Risk Factors" section of Eidos' Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 27, 1999.

The following discussion is based on the Unaudited Consolidated Financial Statements of Eidos, which have been prepared in accordance with U.K. GAAP. See the Unaudited Consolidated Financial Statements of Eidos for information on the differences between U.K. GAAP and U.S. GAAP that affect Eidos' net income and shareholders' equity.

OVERVIEW

Fluctuating operating results

Eidos has experienced, and expects to continue to experience, significant fluctuations in operating results due to a variety of factors including, among others: (i) the timing and success of product introductions; (ii) the market acceptance of Eidos' products; (iii) delays in product completion; (iv) order cancellations; (v) product returns; (vi) projected and actual changes in platforms; (vii) changes in pricing policies by Eidos and its competitors;
(viii) development and promotional expenses relating to the introduction of new products or new versions of existing products; (ix) changes in the value of the pound sterling in relation to other currencies; and (x) the size and rate of growth of the interactive software market. In response to competitive pressures, Eidos may take certain pricing or marketing actions that could materially adversely affect Eidos' business, results of operations and financial condition. Products are generally shipped as orders are received; accordingly Eidos operates with little backlog. Furthermore, the interactive software business is highly seasonal. Net revenues are typically significantly higher during the second half of Eidos' financial year, due primarily to the increased demand for interactive software products during the year-end holiday buying season. Net revenues in other periods are generally lower and vary significantly as a result of new product introductions and other factors. As a very significant percentage of Eidos' total sales arise in the second half, Eidos has limited ability to compensate for shortfalls in second half sales by changes in its operations or strategies in the first half. Eidos' expense levels are based, in part, on its expectations regarding future sales, and, as a result, operating results would be disproportionately and adversely affected by a decrease in sales or a failure to meet Eidos' sales expectations.

Eidos publishes its consolidated financial statements in pounds Sterling. A significant portion of Eidos' assets and net revenues are generated in foreign currency, primarily U.S. dollars, French Francs and Deutschmarks. In translating the results of its overseas operations Eidos is subject to fluctuations in the exchange rates between pounds Sterling and the overseas currency. Accordingly, depreciation in the weighted average value of the overseas currency against pounds Sterling could decrease reported revenues and appreciation in the weighted average value of the overseas currency against pounds sterling could increase reported revenues.

As a result of the foregoing, results of operations can be expected to fluctuate significantly from period to period.

RESULTS OF OPERATIONS

For the three months ended December 31, 1999 compared to the three months ended December 31, 1998

Net revenue

Net revenue decreased 19% from (pound)121.5 million in the three months ended December 31, 1998 to (pound)98.5 million in the three months ended December 31, 1999. Ten new titles were launched in the period compared to six titles in the corresponding period last year. The total number of units shipped was 7.1 million compared to 7.3 million last year. The main reason for the decrease in net revenue was the drop in average selling price from (pound)18.27 last year to (pound)15.98. This is partly due to sales of lower priced products such as Game Boy Color but mainly due to a decrease in the selling price and proportion of PSX products. Last year console titles accounted for 69% of the quarter's revenue whereas this year they were only 64%. Console products usually have a higher selling price than PC products.

This quarter Eidos launched its first products for the Dreamcast (Powerstone and Fighting Force 2) and Game Boy Color (Gex 3: Deep Cover Gecko) and shipped in excess of 400,000 units on these new formats.

Other notable releases for the quarter were Tomb Raider: The Last Revelation on PC and PSX, Fighting Force 2 on PSX and Dreamcast, and Championship Manager Season 99/00 on PC. The Tomb Raider franchise has now shipped in excess of 20 million units since the original Tomb Raider was released in November 1996.

Cost of sales

Cost of sales includes manufacturing, distribution costs and royalties payable. Royalties payable comprise three elements: royalties payable to third party software licensors, royalties payable to third party developers and royalties payable to internal development teams.

For the three months ended December 31, 1999, cost of sales was (pound)34.2 million. This represented 34.7% of net revenue, compared to 30.7% of net revenue, in the corresponding period last year. Gross margin for the quarter was 65.3% compared to 69.3% in the corresponding period last year. The decrease in margin is a direct result of the fall in average selling prices mentioned above not matched by a corresponding decrease in manufacturing costs.

Selling and Marketing

Selling and marketing expenses comprise product marketing and advertising expenditure as well as salaries, bonuses and commissions paid to sales and marketing personnel. They consist of a variable element, product advertising and commissions, and a fixed element, which includes amortisation costs of games-related licences, payroll and associated expenses of the workforce.

Advertising costs for the three months ended December 31, 1999 were (pound)10.2 million (10.3% of revenue) compared to (pound)8.7 million (7.1% of revenue) in the corresponding period of 1998. This reflects the higher number of titles released in the period (ten compared to six last year) of which half were completely new brands and therefore did not benefit from existing market awareness. It also reflects the costs of maintaining existing franchises and the increasing use of TV advertising. In addition, the fall in average selling price and therefore net revenue has resulted in advertising forming a higher proportion of revenue.

The fixed element of selling and marketing costs was (pound)5.5 million (1998:
(pound)4.8 million) and reflects the costs of additional headcount and the amortisation of licence fees.

Research and Development

Research and development primarily consists of software development costs. These costs include:
 internal development costs,
 development fees paid under publishing agreements to external developers; and advance royalties paid under licensing arrangements.

Research and development represents the Company's investment in product development of (pound)11.7 million for the three months ended December 31, 1999 (1998: (pound)12.8 million). Also included in the category is pure research and development of (pound)0.4 million (1998: (pound)1.0 million). The product development charge for the quarter includes (pound)5.9 million invested in a pipeline of around thirty five titles that have yet to be released. The slightly lower development cost this quarter is due to differences in the timing of funding and not any significant decrease in the level of development being undertaken by the Group.

General and Administrative

General and administrative expenses comprise primarily personnel costs for finance, administrative and general management as well as property, accounting and legal expenses. It also includes goodwill amortisation charges.

General and administrative costs were (pound)10.6 million or 10.8% of revenue (1998: (pound)7.2 million or 5.4%) for the three months ended December 31, 1999. Goodwill amortisation was (pound)3.7 million compared to (pound)1.5 in 1998 million reflecting a full quarter's charge for two acquisitions this year rather than the two month charge for Crystal Dynamics last year. The total excluding goodwill was (pound)6.9 million or 7.0% of revenue (1998: (pound)5.7 million or 4.7%), reflecting the increased administrative infrastructure required to run Eidos' expanded operations.

Income from Joint Ventures

Results for the three months to December 31, 1999 reflect Eidos' investment in Proein and Pyro Studios which were acquired in July 1999 and have been accounted for as joint ventures. They contributed a pre-tax profit of (pound)0.6 million ((pound)0.4 million after tax, or 0.4p per share).

Taxation

A tax charge of (pound)9.9 million has been applied to the profit on ordinary activities of (pound)25.3 million. This reflects the projected underlying tax rate for the year to March 31, 2000 of 35%.

For the nine months ended December 31, 1999 compared to the nine months ended December 31, 1998

Net revenue

Net revenue decreased 15.7% from (pound)169.1 million in the nine months ended December 31, 1998 to (pound)142.6 million in the nine months ended December 31, 1999. There were fifteen (1998: thirteen) new games released in the nine months ended December 31, 1999. These included Legacy of Kain: Soul Reaver on PC CD and PSX, Tomb Raider: The Last Revelation on PC and PSX, Fighting Force 2 on PSX and Dreamcast, Championship Manager Season 99/00 on PC, and two Formula One games.

The total number of units shipped was 11.0 million - almost exactly the same as last year. The main reason for the decrease in net revenue was the drop in average selling price from (pound)16.84 last year to (pound)15.03. This is partly due to sales of lower priced products such as Game Boy Color but mainly due to a 10% decrease in the average selling price of new releases. There was no change in the proportion of new releases to catalogue sales.

Cost of sales

Cost of sales includes manufacturing, distribution costs and royalties payable. Royalties payable comprise three elements: royalties payable to third party software licensors, royalties payable to third party developers and royalties payable to internal development teams.

For the nine months ended December 31, 1999, cost of sales was (pound)53.9 million. This represented 37.8% of net revenue, compared to (pound)59.8 million, or 35.3% of net revenue, in the corresponding period of 1998. Gross margin was 62.2% for the period compared to 64.7% for the corresponding period last year. The decrease in margin is a direct result of the lower selling price offset in part by lower royalty costs (the most successful titles this year being internally developed and having lower royalty rates).

Selling and Marketing

Selling and marketing expenses comprise product marketing and advertising expenditure as well as salaries, bonuses and commissions paid to sales and marketing personnel. They consist of a variable element, product advertising and commissions, and a fixed element, which includes amortisation costs of games-related licences, payroll and associated expenses of the workforce.

Advertising costs in the year to date were (pound)18.0 million (12.7% of revenue) compared to (pound)15.0 million (8.9% of revenue) in the corresponding period of 1998. This reflects the higher number of titles released in the period and the costs involved in launching a new brand and maintaining existing franchises and the increasing use of TV advertising. The fixed element of selling and marketing costs was (pound)16.0 million compared to (pound)10.9 million in the prior year. This reflects the amortisation cost of promotional licences and the world-wide departmental headcount increases.

Research and Development

Research and development primarily consists of software development costs. These costs include:
 internal development costs,
 development fees paid under publishing agreements to external developers; and advance royalties paid under licensing arrangements.

Research and development represents the Company's investment in product development of (pound)33.8 million (1998: (pound)27.8 million) and pure research and development of (pound)2.0 million (1998: (pound)2.1 million). Product development includes (pound)18.7 million (1998: (pound)20.3 million) invested in a pipeline of around thirty five titles to be released over the next two years. The year to date increase partly reflects the additional development resource now available to Eidos following the investments in Crystal Dynamics and Pyro Studios.

General and Administrative

General and administrative expenses comprise primarily personnel costs for finance, administrative and general management as well as property, accounting and legal expenses. It also includes goodwill amortisation charges.

General and administrative costs for the period were (pound)30.0 million compared to (pound)17.4 million in 1998. Goodwill amortisation was (pound)9.7 million compared to (pound)1.5 million reflecting nine months' charge for Crystal Dynamics and five months' charge for Proein this year compared the two months' charge for Crystal Dynamics last year. The total excluding goodwill was (pound)20.3 million or 14.3% of revenue (1998: (pound)15.8 million or 9.4%), reflecting the increased administrative infrastructure required to run the expanded operations of the Group.

Income from Joint Ventures

Results for the nine months to December 31, 1999 reflect Eidos' investment in Proein SA and Pyro Studios SL which were acquired in July 1999 and have been accounted for as joint ventures. They contributed a pre-tax profit of (pound)0.6 million ((pound)0.4 million after tax, or 0.4p per share).

Taxation

A tax credit of (pound)1.0 million has been applied to the loss on ordinary activities of (pound)12.6 million. This reflects the projected underlying tax rate for the year to March 31, 2000 of 35%.

Liquidity and capital resources

At December 31, 1999 Eidos had cash and cash equivalents of (pound)15.0 million and bank loans and overdrafts of (pound)86.8 million. Holders of the remaining U.S.$49.9 million of Eidos' U.S.$50 million convertible bond converted to equity during the period. At December 31, 1999 Eidos' working capital was (pound)1.5 million (which includes the bank borrowings).

Eidos utilised cash of (pound)41.6 million from its operating activities in the nine months ended December 31, 1999. The final instalment for Crystal Dynamics ((pound)14.3 million) was paid in April 1999. In addition Eidos paid (pound)17.8 million to acquire its equity stakes in Pyro Studios and Proein in July 1999 and (pound)36.6 million for its investments in Maximum Holdings, Inc. and Top Cow Productions, Inc. These, together with tax payments of (pound)8.4 million, represented the only significant other outflows of cash in the period. Interest costs, capital expenditure and finance costs of (pound)3.8 million were largely offset by (pound)2.6 million received from employees exercising their share options in the period.

The Euro

The Board is assessing the implications for the European operations of the introduction of a common European currency ("The Euro"). The Euro was launched on January 1, 1999 and now runs in parallel with the French Franc, Deutschmark and other participating currencies until the local currencies are phased out by January 1, 2001.

The financial information systems used in the European offices are all capable of operating in multiple currencies including the Euro.

There have been negligible external costs relating to the introduction of the Euro to date (less than (pound)10,000). It is anticipated that once the Euro is implemented there will be some costs involved in changing to the new currency (for example, staff training and minor software and hardware changes).These are not expected to be material.

One of the main issues for the Company is the possible erosion of margin resulting from changes in the retail price point. As existing price points are translated to the Euro they may be rounded down by the retailer who may seek to pass this reduction on to the Company. At this stage it is not possible to predict the impact of this but Eidos will seek to maintain its margin wherever it can. In addition, price transparency may erode margins in certain countries; however, the fact that most games are translated to the local language should help to reduce "gray imports" (games bought in one territory and sold in another with a higher retail price) and minimize this risk.

Currently the offices in Europe remit Euros back to the Head Office in the U.K. These receipts are translated to pounds Sterling and the currency risk is hedged in accordance with Company policies. Should the U.K. convert to the Euro this currency risk will be eliminated and the U.S. dollar will become the only significant currency exposure.

Market Risk

A full discussion of Eidos' exposure to market risk is given in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 27, 1999. Since that date the only significant change in exposure has arisen from the conversion of 6.25% convertible bonds.

Foreign exchange risk

The Company's Sterling balance sheet was partially protected from the movements in the U.S. dollar exchange rate by the hedging effect of the bond. Dollar assets comprising cash and inter-company balances were matched against the bond liability. Since March 31, 1999 the entire bond has been converted and the Company has had to take other steps to hedge its exposure to the U.S. dollar. Accordingly in July 1999 the Company took out a forward contract to sell U.S. $50 million at a rate of $1.5637. This forward expires on March 31, 2000. The exchange movement is calculated every month and set off against the movement in U.S. dollar assets.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorised.

EIDOS plc

By:      /S/ Jeremy MJ Lewis                                      March 13, 2000
         ---------------------------                       ---------------------
         Jeremy MJ Lewis
         Chief Financial Officer

                     For Immediate Release 18 January 2000
                                    Eidos plc

                                 Trading Update

         Eidos experiences slower than expected Christmas trading period

Eidos plc ("Eidos"), one of the world's leading publishers and developers of entertainment software, will announce its results for the quarter ended 31 December 1999 on 28 February 2000. Preliminary estimates for the quarter are that total units shipped were 5.9 million (1999 - 6.2 million) after making a provision for returns. This is significantly below the Company's expectations. The main influences on performance were:

Key Products

Tomb Raider: The Last Revelation and Championship Manager 99/00 performed well in the quarter ended 31 December 1999. However, performances from certain titles, principally F1 World Grand Prix (PSX), Urban Chaos (PC), The Nomad Soul and Abomination, were weaker than anticipated.

Delayed Release Dates

The Company experienced greater than expected slippage which the Board believes to be due in part to the consequences of the growth in the number of products under development. The Board now anticipates the release of thirteen titles before the year end with an additional four being delayed to the next financial year. Three titles, F1 World Grand Prix (PSX), Urban Chaos (PC) and Fighting Force 2 (Dreamcast, PSX) were released in the quarter ended 31 December 1999, but at a later date than anticipated. A further three, F1 World Grand Prix (PC), Urban Chaos (PSX) and Daikatana have been delayed until the quarter ended 31 March 2000.

Market Conditions

In the quarter ended 31 December 1999 the Company generally experienced weaker than forecast sales, particularly in the French and German territories, which have traditionally been two of its strongest markets in continental Europe. While comprehensive market data for calendar 1999 is not available, Eidos believes that there has been a significant downturn in these markets compared to the previous year.

Outlook for full year

The combination of product delays and, in some instances, disappointing performance has led the Board to revise downwards its expectations for the quarter and full year ending 31 March 2000. Although it is too early to forecast results for the year, the Board currently expects that the second half operating profit pre-goodwill amortisation will be broadly comparable with that achieved in the second half of the 1999 financial year. This implies the results for the financial year ending 31 March 2000 will be significantly below those of the previous year.

Future Development

The Board continues to believe in its business model and the positive prospects for the entertainment software market. Eidos anticipates releasing in excess of 25 titles over the next 12 months, including sequels to UEFA Champions League, Commandos, Thief, Gangsters and Final Fantasy VII.

Key franchises such as Tomb Raider, Championship Manager and Soul Reaver have performed well in the 9 months to 31 December 1999 and further iterations of each are currently under development. The Company continues to expand its release schedule with increased support for the Dreamcast and GameBoy Color; platforms which both performed strongly through the Christmas period.

In addition, the company is poised to capitalise on the launch of the next generation platforms especially PlayStation 2 with 7 titles currently under development for release within the next 18 months.

                                                        ..........ends..........

Contact:

Charles Cornwall, CEO:                                             0181 636 3000
Mike McGarvey, COO:                                                0181 636 3000
Jeremy Lewis, CFO:                                                 0181 636 3000
Neil Camp, Binns & Co:                                             0171 786 9600
Ryan Barr/Lenny Santiago, Brainerd Communicators:               001 212 986 6667

                       Issued by Binns & Co: 0171 786 9600

                     For Immediate Release 25 January 2000

                                    Eidos plc

                  Shareholders approve five for one share split

Eidos plc ("Eidos"), one of the world's leading publishers and developers of entertainment software, announces that following an Extraordinary General Meeting held today at 10am at its offices in Wimbledon, shareholders have approved the Board's recommendation that the company's 10p Ordinary shares be split into five 2p Ordinary shares. Trading in the split shares will become effective at 8am, Wednesday 26 January 2000.

Eidos is one of the world's largest publishers and developers of entertainment software. Eidos develops and publishes a diverse mix of titles for the Sony PlayStation(R), Dreamcast(TM), Nintendo(R) Game Boy(R) Color and multimedia PC markets in the US, the UK, Europe and Asia.

Contact:

Charles Cornwall, CEO:                                             0181 636 3000
Jeremy Lewis, CFO:                                                 0181 636 3000
Neil Camp, Binns & Co:                                             0171 786 9600
Ryan Barr/Lenny Santiago, Brainerd Communicators:               001 212 986 6667

Issued by Binns & Co: 0171 786 9600

This press release is not intended for and may not be distributed in the United States, or to US persons.

                      For Immediate Release 28 February 2000
                                    Eidos plc
                     Third Quarter and Year-to-date Results

           Third Quarter revenues decrease 19% to (pound)98.5 million
          Third Quarter profit before tax and goodwill decreases 45% to
                              (pound)29.0 million

Eidos plc ("Eidos"), one of the world's leading publishers and developers of entertainment software, announces results for the three and nine months ended 31 December 1999.

Mr Charles Cornwall, Chief Executive Officer, says:

"As announced on 18 January 2000, the third quarter results are below original expectations with turnover for the nine month period decreasing from (pound)169.1 million to (pound)142.6 million resulting in a year to date operating loss of (pound)11.0 million compared to a profit of (pound)36.2 million last year. This has mainly been due to delayed product releases and some under performance in key markets, particularly in France and Germany.

We remain confident that the quality and depth of the release schedule will enable Eidos to meet the challenges facing all market participants in the next twelve months as the existing platforms begin to be replaced by the next generation of technology".

Highlights of the Chairman's Statement

 Three months turnover down 19% to (pound)98.5 million from (pound)121.5 million
 Three months operating profit down 48% to (pound)25.9 million from (pound)49.8 million
 Nine months turnover down 16% to (pound)142.6 million from (pound)169.1 million
 Nine months operating loss of (pound)11.0 million compared to profit of (pound)36.2 million last year
 Fifteen titles launched so far compared to thirteen last year, including Dreamcast and Game Boy Color titles
 Tomb Raider: The Last Revelation, the fourth instalment in the franchise, launched on PSX and PC CD. Tomb Raider franchise sales now in excess of 20 million units
 Tomb Raider to appear soon on Sega Dreamcast and Game Boy Color
 Strong product line up for fourth quarter and beyond of sequels for key franchises including Resident Evil 3, Thief 2, Final Fantasy VIII and UEFA Champions League
 Five for one share split approved by shareholders in January 2000
 Jeremy Heath-Smith recently appointed Global Head of Development

Results Highlights (for the nine months to 31 December 1999)

Turnover:                                                     (pound)142.6m    (1998:(pound)169.1m)
EBITDA:                                                         (pound)1.7m      (1998: (pound)40.3m)
(Loss)/profit before tax and goodwill:                         (pound)(2.9m)   (1998: (pound)33.9m)
(Loss)/profit before tax                                      (pound)(12.6m)   (1998: (pound)32.4m)
(Loss)/earnings per share before goodwill:                            (2.0p)   (1998:        24.2p)
(Loss)/earnings per share:                                           (12.1p)   (1998:        22.5p)
Diluted (loss)/earnings per share:                                   (12.1p)   (1998:        20.0p)

The above losses and earnings per share are stated after the five for one share split approved by shareholders on 25 January 2000.

Notes:

1. Eidos prepares financial statements in accordance with applicable UK accounting standards (UK GAAP). The reconciliation to US GAAP is available from Eidos on request.

Regarding current trading and prospects Mr Ian Livingstone, Chairman, says:

"On 18 January 2000, we issued a trading update in which we reported that the third quarter and full year results would be significantly below original expectations due to generally disappointing Christmas sales and product delays. These results are in line with the revised expectations. The Board continues to believe in its business model and the positive prospects for the entertainment software market in spite of anticipated retail price pressure on the maturing platforms. Steps have been taken to strengthen Eidos' development and forecasting processes. As part of this process, Jeremy Heath-Smith has taken on the new, additional role of Global Head of Development (whilst remaining as Managing Director of Core Design) and will be responsible for both internal and external teams with an aggressive plan to set out new relationships for the development of next generation software.

Although the overall market is in a period of transition as new platforms are introduced, Eidos currently has a strong product line up for release over the fourth quarter of the current year and next year. The publishing schedule includes sequels to some of the industry's largest franchises led by Tomb Raider for which sales are now in excess of 20 million units (including over 3.5 million units for the latest version). Tomb Raider III will shortly be released on the budget labels for PSX and PC CD. The spring will see the release of Tomb Raider on Dreamcast and Game Boy Color for the first time. A further iteration of the franchise is expected for release on PSX and PC CD in time for the coming Christmas selling season.

Other major planned sequel releases include Final Fantasy VIII, Resident Evil 3, UEFA Champions League, Thief 2 and later in the year Commandos 2, Soul Reaver 2, Gangsters 2 and a further instalment of Championship Manager. Eidos is also supporting new platforms with major titles for Dreamcast, Game Boy Color and PlayStation 2.

In addition to supporting existing franchises, Eidos is continuing to invest in new titles and new development talent. The next few months will see the release of Daikatana, the first major title from Ion Storm, together with the eagerly anticipated Fear Effect from Kronos. There are currently over thirty-five titles in development, a number of which will be supported by major licences such as Walt Disney World Quest, 102 Dalmatians, Formula One, the Olympics and the UEFA Champions League."

Contact:
Charles Cornwall, CEO:                                       0181 636 3000
Jeremy Lewis, CFO:                                           0181 636 3000
Neil Camp, Binns & Co:                                       0171 786 9600
Ryan Barr, Brainerd Communicators:                           001 212 986 6667

                       Issued by Binns & Co: 0171 786 9600

                                                                        more.../

CHAIRMAN'S STATEMENT

Results and Trading Review

Eidos reports a loss after tax before goodwill of (pound)1.9 million for the nine months ended 31 December 1999 compared to a profit of (pound)20.7m for the corresponding period last year. This loss is before a goodwill amortisation charge of (pound)9.7 million (1998: (pound)1.5 million). Turnover decreased from (pound)169.1 million to (pound)142.6 million. The loss per share was 12.1p or 2.0p excluding goodwill, compared to an earnings per share of 22.5p (24.2p excluding goodwill) last year. This is based on a weighted average number of shares outstanding in the period of 95,265,820 (1998: 85,578,905). These share numbers are stated after the five for one share split which took place following approval by shareholders on 25 January 2000.

Results for the nine months to 31 December 1999 reflect Eidos' investment in Proein SA and Pyro Studios SL which were acquired in July 1999 and have been accounted for as joint ventures. They contributed a pre-tax profit of (pound)0.6 million ((pound)0.4 million after tax or 0.4p per share).

The net cash outflow from operating activities was (pound)41.6 million compared to (pound)17.5 million in the corresponding period of 1998. This is after Eidos' investment in product development and pure research and development of (pound)35.7 million (1998: (pound)29.9 million). The other material outflows were the investment in Maximum Holdings in November 1999 of (pound)35.5 million, the second and last instalment of (pound)14.3 million for Crystal Dynamics paid in April 1999 and the investment of (pound)17.9 million in Proein and Pyro Studios.

There were fifteen (1998: thirteen) new games released in the nine months ended 31 December 1999. These included Legacy of Kain: Soul Reaver on PC CD and PSX, Tomb Raider: The Last Revelation on PC and PSX, Fighting Force 2 on PSX and Dreamcast, Championship Manager Season 99/00 on PC, and two Formula One games.

Gross margin was 62.2% for the period compared to 64.7% for the corresponding period last year. The decrease in margin is a result of the lower average selling price this year offset in part by lower royalty costs (the most successful titles this year being internally developed and having lower royalty rates).

Selling and Marketing

Advertising costs in the year to date were (pound)18.0 million (12.7% of revenue) compared to (pound)15.0 million (8.9% of revenue) in the corresponding period of 1998. This reflects the higher number of titles released in the period, the increasing costs involved in launching a new brand and maintaining existing franchises and the increased use of TV advertising.

The fixed element of selling and marketing costs was (pound)16.0 million compared to (pound)10.9 million in the prior year. This reflects the amortisation cost of promotional licences and the world-wide departmental headcount increases.

Research and Development

Research and development represents the Group's investment in product development of (pound)33.7 million (1998: (pound)27.8 million) and pure research and development of (pound)2.0 million (1998: (pound)2.1 million). Product development includes (pound)18.7 million (1998: (pound)20.3 million) invested in a pipeline of over thirty-five titles to be released over the next two years. The year to date increase partly reflects the additional development resource now available to Eidos following the investments in Crystal Dynamics and Pyro Studios.

General and Administrative

General and administrative costs for the period were (pound)30.0 million compared to (pound)17.4 million in 1998. Goodwill amortisation was (pound)9.7 million compared to (pound)1.5 million in 1998 reflecting nine months' charge for Crystal Dynamics and five months' charge for Proein and Pyro Studios this year compared to two months' charge for Crystal Dynamics last year. The total excluding goodwill was (pound)20.3 million or 14.3% of revenue (1998:
(pound)15.9 million or 9.4%), reflecting the increased administrative infrastructure required to run the expanded operations of the Group including the acquisition of Crystal Dynamics and the opening of offices in Tokyo and Singapore.

Taxation

A tax credit of (pound)1.0 million has been applied to the loss on ordinary activities of (pound)12.6 million. This reflects the projected underlying tax rate for the year to 31 March 2000 of 35%.

Balance Sheet

The investments in the balance sheet reflect the acquisition of the interests in Proein and Pyro Studios as well as the acquisition of the stake in Maximum Holdings.

Creditors falling due within one year includes (pound)86.8 million of bank overdrafts and loans. The fall in creditors due after one year and the increase in share capital and share premium reflect the full conversion of the bond in the period.

Current Trading and Prospects

On 18 January 2000, we issued a trading update in which we reported that the third quarter and full year results would be significantly below original expectations due to generally disappointing Christmas sales and product delays. These results are in line with the revised expectations. The Board continues to believe in its business model and the positive prospects for the entertainment software market in spite of anticipated retail price pressure on the maturing platforms. Steps have been taken to strengthen Eidos' development and forecasting processes. As part of this process, Jeremy Heath-Smith has taken on the new, additional role of Global Head of Development (whilst remaining as Managing Director of Core Design) and will be responsible for both internal and external teams with an aggressive plan to set out new relationships for the development of next generation software.

Although the overall market is in a period of transition as new platforms are introduced, Eidos currently has a strong product line up for release over the fourth quarter of the current year and next year. The publishing schedule includes sequels to some of the industry's largest franchises led by Tomb Raider for which sales are now in excess of 20 million units (including over 3.5 million units for the latest version). Tomb Raider III will shortly be released on the budget labels for PSX and PC CD. The spring will see the release of Tomb Raider on Dreamcast and Game Boy Color for the first time. A further iteration of the franchise is expected for release on PSX and PC CD in time for the coming Christmas selling season.

Other major planned sequel releases include Final Fantasy VIII, Resident Evil 3, UEFA Champions League, Thief 2 and later in the year Commandos 2, Soul Reaver 2, Gangsters 2 and a further instalment of Championship Manager. Eidos is also supporting new platforms with major titles for Dreamcast, Game Boy Color and PlayStation 2.

In addition to supporting existing franchises, Eidos is continuing to invest in new titles and new development talent. The next few months will see the release of Daikatana, the first major title from Ion Storm, together with the eagerly anticipated Fear Effect from Kronos. There are currently over thirty-five titles in development, a number of which will be supported by major licences such as Walt Disney World Quest, 102 Dalmatians, Formula One, the Olympics and the UEFA Champions League.

Ian Livingstone
Chairman
28 February 2000

EIDOS plc

Unaudited Consolidated Profit and Loss Account

                                                                  Nine months to       Nine months to
                                                                31 December 1999     31 December 1998
                                                                      (pound)000           (pound)000
Turnover: Group and share of joint ventures                              148,633              169,111
Less: share of joint ventures' turnover                                  (6,041)                    -
                                                                      ----------           ----------
Group turnover - continuing operations                                   142,592              169,111
Costs of goods sold                                                     (53,884)             (59,763)
                                                                      ----------           ----------
Gross profit                                                              88,708              109,348
                                                                      ----------           ----------
Selling and marketing                                                   (33,999)             (25,902)
Research and development                                                (35,688)             (29,941)
General and administrative

    Goodwill amortisation                                                (9,683)              (1,513)
    Other                                                               (20,336)             (15,837)
                                                                      ----------           ----------
Operating expenses                                                      (99,706)             (73,193)
                                                                      ----------           ----------
Group operating (loss)/profit                                           (10,998)               36,155
Share of operating profit of joint ventures                                  568                    -
                                                                      ----------           ----------
                                                                         (10,430)              36,155
Amounts written off investments                                                 -              (3,000)
Net interest and similar charges
    Group                                                                 (2,144)                (771)
    Joint ventures                                                          (19)                    -
                                                                      ----------           ----------
(Loss)/profit on ordinary activities before tax                          (12,593)              32,384

Taxation

    Group                                                                  1,211             (13,159)
    Joint ventures                                                         (192)                    -
                                                                      ----------           ----------
Net (loss)/profit after tax                                              (11,574)              19,225
                                                                      ----------           ----------
(Loss)/earnings per share                                                 (12.1p)                22.5p
(Loss)/earnings per share before goodwill                                  (2.0p)                24.2p
Diluted (loss)/earnings per share                                         (12.1p)                20.0p

Notes:

1. The (loss)/earnings per share is based on a weighted average number of ordinary shares in issue of 95,265,820 for the nine months ended 31 December 1999 (1998: 85,578,905).

                                                                         more../

EIDOS plc

Unaudited Consolidated Balance Sheet

                                                                31 December 1999        31 December 1998
                                                                      (pound)000              (pound)000
Fixed assets

Intangible assets                                                         31,737                  28,403
Tangible assets                                                            5,552                   6,331
Investments

    Joint ventures                                                         2,413                       -
    Other investments                                                     48,722                   9,164
                                                                     -----------             -----------
                                                                          51,135                   9,164
                                                                     -----------             -----------
Total fixed assets                                                        88,424                  43,898
                                                                     -----------             -----------

Current assets

Stocks                                                                     8,411                   6,477
Debtors                                                                  119,964                 119,058
Cash at bank and in hand                                                  14,950                   2,369
                                                                     -----------             -----------
Total current assets                                                     143,325                 127,904

Creditors: amounts falling due within one year

                                                                       (142,770)                (76,910)
                                                                     -----------             -----------
Net current assets                                                           555                  50,994
                                                                     -----------             -----------
Total assets less current liabilities                                     88,979                  94,892

Creditors due after more than
one year                                                                   (129)                (33,652)
                                                                     -----------             -----------
Net assets                                                                88,850                  61,240
                                                                     -----------             -----------
                                                                     -----------             -----------

Capital and reserves

Called up share capital                                                    2,056                   1,717
Share premium account                                                     83,645                  49,552
Other reserves                                                               707                     707
Profit and loss account                                                    2,442                   9,264
                                                                    ------------            ------------
Equity shareholders' funds                                                88,850                  61,240
                                                                    ------------            ------------
                                                                    ------------            ------------

Notes:

1. Eidos plc is registered in England and Wales (number 2501949) and its registered office is Wimbledon Bridge House, 1 Hartfield Road, Wimbledon, London SW19 3RU.

2. The investment in joint ventures comprises share of gross assets of (pound)6,763,000 less share of gross liabilities of (pound)4,350,000.

                                                                        more ../

EIDOS plc

Unaudited Consolidated Statements of Cash Flow

                                                                     Nine months to         Nine months to
                                                                   31 December 1999      31 December 1998
                                                                         (pound)000             (pound)000

Net cash outflow from operating activities                                 (41,628)               (17,472)
                                                                       ------------            -----------
Returns on investments and servicing of finance

Interest received                                                               671                  1,558
Dividend income received                                                          -                    124
Interest paid on bond                                                         (897)                  (951)
Interest paid on finance leases                                                (34)                  (100)
Other interest paid                                                           (881)                  (629)
                                                                        -----------             ----------
                                                                            (1,141)                      2
                                                                        -----------             ----------
Taxation

UK tax paid                                                                 (1,640)                (1,866)
Overseas tax paid                                                           (6,807)                (3,769)
                                                                        -----------            -----------
                                                                            (8,447)                (5,635)
                                                                        -----------            -----------
Capital expenditure and financial investment

Purchase of tangible fixed assets                                           (2,366)                (1,824)
Sale of tangible fixed assets                                                     3                     75
Purchase of other investments                                              (36,555)                  (570)
                                                                        -----------            -----------
                                                                           (38,918)                (2,319)
                                                                        -----------            -----------
Acquisitions and disposals

Purchase of subsidiary undertakings                                        (14,327)               (15,200)
Net cash acquired with subsidiary undertakings                                    -                    459
Purchase of joint ventures                                                 (17,874)                      -
                                                                        -----------            -----------
                                                                           (32,201)               (14,741)
                                                                        -----------            -----------
Net cash outflow before financing                                         (122,335)               (40,165)

Financing

Issue of ordinary share capital                                               2,560                    209
Repayment of principal under finance leases                                   (275)                  (625)
                                                                        -----------            -----------
                                                                              2,285                  (416)
                                                                        -----------            -----------
Decrease in cash in the period                                            (120,050)               (40,581)
                                                                        -----------            -----------
                                                                        -----------            -----------

Notes:

1. Net cash outflow from operating activities is derived from an operating loss of (pound)10,998,000 (1998: profit (pound)36,155,000), adjusted for depreciation of (pound)2,397,000 (1998: (pound)2,481,000), loss on disposal of fixed assets of (pound)55,000 (1998: profit (pound)6,000), goodwill amortisation and write offs of (pound)10,080,000 (1998:
      (pound)1,680,000) and an increase in working capital of (pound)43,162,000 (1998: (pound)57,782,000).

                                                                         ..ends.

FOR IMMEDIATE RELEASE

        Eidos plc announces financial results for the THREE MONTHS ended
                               December 31, 1999

           Third quarter revenues decrease 19% to (pound)98.5 million ($159.6 million) Third quarter profit before tax and goodwill decreases
                   45% to (pound)29.0 million ($47.0 million)

LONDON, February 28, 2000 -- Eidos plc (NASDAQ: EIDSY), one of the world's leading publishers and developers of entertainment software, announced today results for the three and nine months ended December 31, 1999. On a US GAAP basis net revenue for the quarter was (pound)104.3 million ($169.0 million), down from (pound)121.5 million for the corresponding period last year. On a US GAAP basis the company's profit before tax for the quarter ended December 31, 1999 was (pound)25.3 million ($41.0 million), giving a net income of (pound)14.2 million ($23.1 million) and an earnings per share of 14.1 pence (22.8 c), compared to a net income of (pound)27.8 million and earnings per share of 32.5 pence in the corresponding period last year.

On a US GAAP basis net revenue for the nine months was (pound)148.4 million ($240.4 million), compared to (pound)169.1 million for the corresponding period last year. On a US GAAP basis the company's loss before tax for the nine months was (pound)12.7 million ($20.6 million), giving a net loss of (pound)12.9 million ($20.9 million) and a loss per share of 13.5 pence (21.9 c), compared to a net income of (pound)16.0 million and earnings per share of 18.7 pence in the corresponding period last year. Earnings and losses per share are stated after the five for one share split approved by shareholders on January 25, 2000.

Commenting on Eidos' current trading and prospects, Ian Livingstone, Chairman, stated, "On January 18, 2000 we issued a trading update in which we reported that the third quarter and full year results would be significantly below original expectations due to generally disappointing Christmas sales and product delays. These results are in line with the revised expectations. The Board continues to believe in its business model and the positive prospects for the entertainment software market in spite of the anticipated retail price pressure on the maturing platforms. Steps have been taken to strengthen Eidos' development and forecasting processes. As part of this process, Jeremy Heath-Smith has taken on the new, additional role of Global Head of Development (whilst remaining as Managing Director of Core Design) and will be responsible for both internal and external teams with an aggressive plan to set out new relationships for the development of next generation software.

Although the overall market is in a period of transition as new platforms are introduced, Eidos currently has a strong product line up for release over the fourth quarter of the current year and next year. The publishing schedule includes sequels to some of the industry's largest franchises led by Tomb Raider for which sales are now in excess of 20 million units (including over 3.5 million units for the latest version). Tomb Raider III will shortly be released on the budget labels for PSX and PC CD. The spring will see the release of Tomb Raider on Dreamcast and Game Boy Color for the first time. A further iteration of the franchise is expected for release on PSX and PC CD in time for the coming Christmas selling season.

Other major planned sequel releases include Final Fantasy VIII, Resident Evil 3, UEFA Champions League, Thief 2 and later in the year Commandos 2, Soul Reaver 2, Gangsters 2 and a further instalment of Championship Manager. Eidos is also supporting new platforms with major titles for Dreamcast, Game Boy Color and PlayStation 2.

In addition to supporting existing franchises, Eidos is continuing to invest in new titles and new development talent. The next few months will see the release of Daikatana, the first major title from Ion Storm, together with the eagerly anticipated Fear Effect from Kronos. There are currently over thirty-five titles in development, a number of which will be supported by major licences such as Walt Disney World Quest, 102 Dalmatians, Formula One, the Olympics and the UEFA Champions League."

Charles Cornwall, Chief Executive Officer, added, "As announced on January 18, 2000, the third quarter results are below original expectations with turnover for the nine month period decreasing from (pound)169.1 million to (pound)142.6 million resulting in a year to date operating loss of (pound)11.0 million compared to a profit of (pound)36.2 million last year. This has mainly been due to delayed product releases and some under performance in key markets, particularly in France and Germany.

We remain confident that the quality and depth of the release schedule will enable Eidos to meet the challenges facing all market participants in the next twelve months as the existing platforms begin to be replaced by the next generation of technology".

------------------------------- ------------------------------------------- ----------------------------------------
                                                 US GAAP                                    US GAAP

                                            Three Months Ended                         Nine Months Ended
                                               December 31,                              December 31,

------------------------------- ------------------------------------------- ----------------------------------------
------------------------------- ---------------------------- -------------- --------------------------- ------------
                                           1999                  1998                  1999                1998
------------------------------- ---------------------------- -------------- --------------------------- ------------
------------------------------- -------------- ------------- -------------- --------------- ----------- ------------
                                    $000*    (pound)000    (pound)000           $000*    (pound)000  (pound)000
------------------------------- -------------- ------------- -------------- --------------- ----------- ------------
------------------------------- -------------- ------------- -------------- --------------- ----------- ------------
Net revenue                           169,034       104,342        121,525         240,411     148,402      169,111
------------------------------- -------------- ------------- -------------- --------------- ----------- ------------
------------------------------- -------------- ------------- -------------- --------------- ----------- ------------
EBITDA                                 50,547        31,202         50,173           3,652       2,254       38,137
------------------------------- -------------- ------------- -------------- --------------- ----------- ------------
------------------------------- -------------- ------------- -------------- --------------- ----------- ------------
Profit/(loss) before tax               41,005        25,312         46,118        (20,637)    (12,739)       29,164
------------------------------- -------------- ------------- -------------- --------------- ----------- ------------
------------------------------- -------------- ------------- -------------- --------------- ----------- ------------
Net income/(loss)                      23,062        14,236         27,827        (20,903)    (12,903)       16,005
------------------------------- -------------- ------------- -------------- --------------- ----------- ------------
------------------------------- -------------- ------------- -------------- --------------- ----------- ------------
Earnings/(loss) per share               22.8c         14.1p          32.5p         (21.9c)     (13.5p)        18.7p
------------------------------- -------------- ------------- -------------- --------------- ----------- ------------
Earnings/(loss) per share               29.0c         17.9p          35.2p           (4.2c)     (2.6p)        25.2p
before goodwill

------------------------------- -------------- ------------- -------------- --------------- ----------- ------------
------------------------------- -------------- ------------- -------------- --------------- ----------- ------------
Diluted earnings/(loss) per             21.4c         13.2p          27.8p          (21.9c)    (13.5p)        16.8p
share
------------------------------- -------------- ------------- -------------- --------------- ----------- ------------

-------------------------------------------- --------------- --------------- --------------- -----------------------
Weighted average shares                         101,220,390      85,627,895      95,265,820        85,578,905
-------------------------------------------- --------------- --------------- --------------- -----------------------
-------------------------------------------- --------------- --------------- --------------- -----------------------
Weighted average diluted shares                 107,966,595     101,378,315      95,265,820       100,996,915
-------------------------------------------- --------------- --------------- --------------- -----------------------

* The company's financial statements are expressed in Pounds Sterling. References to 'Pounds Sterling' or '(pound)' are to the currency of the United Kingdom and references to '$', 'US dollars' or 'US$' are to United States currency. Solely for convenience this press release contains translations of certain Pounds Sterling amounts into US dollars at specified rates. These translations should not be construed as representations that the Pounds Sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated or any other rate. Unless otherwise indicated, the translations of Pounds Sterling amounts into US dollars have been made at the rate of $1.62 to (pound)1.00, the exchange rate published by Datastream for December 31, 1999.

Recent developments

 Three months turnover down 19% to (pound)98.5 million ($159.6 million) from (pound)121.5 million
 Three months operating profit down 48% to (pound)25.9 million ($42.0 million) from (pound)49.8 million
 Nine months turnover down 16% to (pound)142.6 million ($231.0 million) from (pound)169.1 million
 Nine months operating loss of (pound)11.0 million ($17.8 million) compared to profit of (pound)36.2 million last year
 Fifteen titles launched so far compared to thirteen last year, including Dreamcast and Game Boy Color titles

 Tomb Raider: The Last Revelation, the fourth instalment in the franchise, launched on PSX and PC CD. Tomb Raider franchise sales now in excess of 20 million units
 Tomb Raider to appear soon on Sega Dreamcast and Game Boy Color
 Strong product line up for fourth quarter and beyond including sequels for key franchises including Resident Evil 3, Thief 2, Final Fantasy VIII and UEFA Champions League
 Five for one share split approved by shareholders in January 2000
 Jeremy Heath-Smith recently appointed Global Head of Development

UK GAAP Financial Summary

Eidos reports a loss after tax before goodwill of (pound)1.9 million for the nine months ended December 31, 1999 compared to a profit of (pound)20.7m for the corresponding period last year. This loss is before a goodwill amortisation charge of (pound)9.7 million (1998: (pound)1.5 million). Turnover decreased from (pound)169.1 million to (pound)142.6 million. The loss per share was 12.1p or 2.0p excluding goodwill, compared to an earnings per share of 22.5p (24.2p excluding goodwill) last year. This is based on a weighted average number of shares outstanding in the period of 95,265,820 (1998: 85,578,905). These share numbers are stated after the five for one share split which took place following approval by shareholders on January 25, 2000.

Results for the nine months to December 31, 1999 reflect Eidos' investment in Proein SA and Pyro Studios SL which were acquired in July 1999 and have been accounted for as joint ventures. They contributed a pre-tax profit of (pound)0.6 million ((pound)0.4 million after tax or 0.4p per share).

The net cash outflow from operating activities was (pound)41.6 million compared to (pound)17.5 million in the corresponding period of 1998. This is after Eidos' investment in product development and pure research and development of (pound)35.7 million (1998: (pound)29.9 million). The other material outflows were the investment in Maximum Holdings in November 1999 of (pound)35.5 million, the second and last instalment of (pound)14.3 million for Crystal Dynamics paid in April 1999 and the investment of (pound)17.9 million in Proein and Pyro Studios.

There were fifteen (1998: thirteen) new games released in the nine months ended December 31, 1999. These included Legacy of Kain: Soul Reaver on PC CD and PSX, Tomb Raider: The Last Revelation on PC and PSX, Fighting Force 2 on PSX and Dreamcast, Championship Manager Season 99/00 on PC, and two Formula One games.

Gross margin was 62.2% for the period compared to 64.7% for the corresponding period last year. The decrease in margin is a result of the lower average selling price this year offset in part by lower royalty costs (the most successful titles this year being internally developed and having lower royalty rates).

Selling and Marketing

Advertising costs in the year to date were (pound)18.0 million (12.7% of revenue) compared to (pound)15.0 million (8.9% of revenue) in the corresponding period of 1998. This reflects the higher number of titles released in the period, the increasing costs involved in launching a new brand and maintaining existing franchises and the increased use of TV advertising.

The fixed element of selling and marketing costs was (pound)16.0 million compared to (pound)10.9 million in the prior year. This reflects the amortisation cost of promotional licences and the world-wide departmental headcount increases.

Research and Development

Research and development represents the Group's investment in product development of (pound)33.7 million (1998: (pound)27.8 million) and pure research and development of (pound)2.0 million (1998: (pound)2.1 million). Product development includes (pound)18.7 million (1998: (pound)20.3 million) invested in a pipeline of over thirty-five titles to be released over the next two years. The year to date increase partly reflects the additional development resource now available to Eidos following the investments in Crystal Dynamics and Pyro Studios.

General and Administrative

General and administrative costs for the period were (pound)30.0 million compared to (pound)17.4 million in 1998. Goodwill amortisation was (pound)9.7 million compared to (pound)1.5 million in 1998 reflecting nine months' charge for Crystal Dynamics and five months' charge for Proein and Pyro Studios this year compared to two months' charge for Crystal Dynamics last year. The total excluding goodwill was (pound)20.3 million or 14.3% of revenue (1998:
(pound)15.8 million or 9.4%), reflecting the increased administrative infrastructure required to run the expanded operations of the Group including the acquisition of Crystal Dynamics and the opening of offices in Tokyo and Singapore.

Taxation

A tax credit of (pound)1.0 million has been applied to the loss on ordinary activities of (pound)12.6 million. This reflects the projected underlying tax rate for the year to March 31, 2000 of 35%.

Balance Sheet

The investments in the balance sheet reflect the acquisition of the interests in Proein and Pyro Studios as well as the acquisition of the stake in Maximum Holdings.

Creditors falling due within one year includes (pound)86.8 million of bank overdrafts and loans. The fall in creditors due after one year and the increase in share capital and share premium reflect the full conversion of the bond in the period.

Eidos plc is one of the world's leading publishers and developers of entertainment software. The company develops and publishes a diverse mix of titles for the Sony PlayStation, Sega Dreamcast, Nintendo Game Boy Color and multimedia PC markets in the US, UK, Europe and Asia. The company's American depository shares are traded on the NASDAQ National Market under the symbol EIDSY.

Certain statements contained in this press release may be deemed forward-looking that involve a number of risks and uncertainties. The company's actual results may differ materially from the expectations expressed in such forward looking statements. Among the factors that could cause actual results to differ materially are world-wide business and industry conditions, including consumer buying and retailer ordering patterns, products delays, changes in research and development spending, company consumer relations, in particular, levels of sales to mass merchants , retail acceptance of the company's published and third-party titles, competitive conditions and other risks detailed, from time to time, in the company's SEC filings, including, but not limited to, the company's form 20-F for the period ended March 31, 1999.

                                      # # #

Contact:
Charles Cornwall, CEO:                                       011 44 181 636 3000
Jeremy Lewis, CFO:                                           011 44 181 636 3000
Ryan Barr, Brainerd Communicators:                           212 986 6667
Neil Camp, Binns & Co:                                       011 44 171 786 9600

EIDOS plc

Unaudited Consolidated Statements of Operations Reconciled to US GAAP for the three and nine months ended December 31, 1999

                                                       Three months ended                  Nine months ended
                                                          December 31,                       December 31,
UK GAAP                                              1999        1999        1998       1999        1999        1998
-------                                              $000  (pound)000  (pound)000       $000  (pound)000  (pound)000
Turnover: Group and share of joint ventures'

                                                  169,408     104,573     121,525    240,785     148,633     169,111
Less: share of joint ventures turnover            (9,786)     (6,041)           -    (9,786)     (6,041)           -
                                                ---------   ---------   ---------  ---------   ---------   ---------
Group turnover - continuing operations            159,622      98,532     121,525    230,999     142,592     169,111

Costs of goods sold                              (55,391)    (34,192)    (37,260)   (87,292)    (53,884)    (59,763)
                                                ---------   ---------   ---------  ---------   ---------   ---------
Gross profit                                      104,231      64,340      84,265    143,707      88,708     109,348
                                                ---------   ---------   ---------  ---------   ---------   ---------

Selling and marketing                            (25,384)    (15,669)    (13,451)   (55,078)    (33,999)    (25,902)
Research and development                         (19,651)    (12,130)    (13,812)   (57,815)    (35,688)    (29,941)
General and administrative

   Goodwill amortisation                          (5,983)     (3,693)     (1,513)   (15,686)     (9,683)     (1,513)
   Other                                         (11,210)     (6,920)     (5,714)   (32,944)    (20,336)    (15,837)
                                               ----------  ----------  ----------  ---------   ---------   ---------
Operating expenses                               (62,228)    (38,412)    (34,490)  (161,523)    (99,706)    (73,193)
                                               ----------  ----------  ----------  ---------   ---------   ---------

Group operating profit/(loss)                      42,003      25,928      49,775   (17,816)    (10,998)      36,155
Share of operating profit of joint ventures           920         568           -        920         568           -
                                               ----------  ----------  ----------  ---------   ---------   ---------
                                                   42,923      26,496      49,775   (16,896)    (10,430)      36,155
Amounts written off investments                         -           -       2,250          -           -     (3,000)
Net interest and similar charges
   Group                                          (1,882)     (1,162)       (713)    (3,474)     (2,144)       (771)
   Joint ventures                                    (31)        (19)           -       (31)        (19)           -
                                               ----------  ----------  ----------  ---------   ---------   ---------
Profit/(loss) on ordinary  activities  before      41,010      25,315      51,312   (20,401)    (12,593)      32,384
tax

Taxation

   Group                                         (15,717)     (9,702)    (18,291)      1,962       1,211    (13,159)
   Joint ventures                                   (311)       (192)           -      (311)       (192)           -
                                               ----------  ----------  ----------  ---------   ---------   ---------
Net profit/(loss) after tax (prepared under

UK GAAP)                                           24,982      15,421      33,021   (18,750)    (11,574)      19,225
                                               ----------  ----------  ----------  ---------   ---------   ---------

(Loss)/earnings per share                           24.6c       15.2p        38.6p   (19.6c)     (12.1p)       22.5p
(Loss)/earnings per share before goodwill           30.6c       18.9p        40.3p    (3.2c)      (2.0p)       24.2p
Diluted (loss)/earnings per share                   23.2c       14.3p        32.9p   (19.6c)     (12.1p)       20.0p


Notes:

1. The company's financial statements are expressed in Pounds Sterling. References to 'Pounds Sterling' or '(pound)' are to the currency of the United Kingdom and references to '$', 'US dollars' or 'US$' are to United States currency. Solely for convenience this press release contains translations of certain Pounds Sterling amounts into US dollars at specified rates. These translations should not be construed as representations that the Pounds Sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated or any other rate. Unless otherwise indicated, the translations of Pounds Sterling amounts into US dollars have been made at the rate of $1.62 to(pound)1.00, the exchange rate published by Datastream for December 31, 1999.

EIDOS plc

Unaudited Consolidated Statements of Operations Reconciled to US GAAP for the three and nine months ended December 31, 1999 (continued...)

                                                       Three months ended                  Nine months ended
                                                          December 31,                       December 31,
Reconciliation to US GAAP                            1999        1999        1998       1999        1999        1998
-------------------------
                                                     $000  (pound)000  (pound)000       $000  (pound)000  (pound)000
Net profit/(loss) after tax (prepared under

UK GAAP)                                           24,982      15,421      33,021   (18,750)    (11,574)      19,225
Amortisation of goodwill                            (300)       (185)        (771)     (533)       (329)      (4,047)
In process research and development                     -           -      (2,173)         -           -      (2,173)
Deferred taxation                                 (1,620)     (1,000)            -   (1,620)     (1,000)            -
Amounts written off investments                         -           -      (2,250)         -           -        3,000
                                                ---------   ---------   ---------  ---------   ---------   ---------
Net profit/(loss) in accordance with

US GAAP                                            23,062      14,236       27,827  (20,903)    (12,903)       16,005
                                                ---------   ---------   ---------  ---------   ---------   ---------
(Loss)/earnings per share in accordance with

US GAAP                                             22.8c       14.1p        32.5p   (21.9c)     (13.5p)        18.7p
(Loss)/earnings per share before goodwill           29.0c       17.9p        35.2p    (4.2c)      (2.6p)        25.2p
Diluted (loss)/earnings per share                   21.4c       13.2p        27.8p   (21.9c)     (13.5p)        16.8p


Notes:

1. The company's financial statements are expressed in Pounds Sterling. References to 'Pounds Sterling' or '(pound)' are to the currency of the United Kingdom and references to '$', 'US dollars' or 'US$' are to United States currency. Solely for convenience this press release contains translations of certain Pounds Sterling amounts into US dollars at specified rates. These translations should not be construed as representations that the Pounds Sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated or any other rate. Unless otherwise indicated, the translations of Pounds Sterling amounts into US dollars have been made at the rate of $1.62 to(pound)1.00, the exchange rate published by Datastream for December 31, 1999.

EIDOS plc

Unaudited Consolidated Balance Sheets Reconciled to US GAAP

                                                              December 31, 1999    March 31, 1999
UK GAAP                                                           $000       (pound)000       (pound)000
Fixed assets

Intangible assets (net of amortisation of(pound)13,753,000;     51,414           31,737           25,939
March 31, 1999 (pound)4,070,000)

Tangible assets                                                  8,994            5,552            5,668
Investments

   Joint ventures                                                3,909            2,413                -
   Other investment                                             78,930           48,722           12,164
                                                          -------------- --------------   --------------
                                                                82,839           51,135           12,164
                                                          -------------- --------------   --------------
Total fixed assets                                             143,247           88,424           43,771
                                                          -------------- --------------   --------------
Current assets

Stocks                                                          13,626            8,411            5,666
Debtors                                                        194,341          119,964           57,737
Cash at bank and in hand                                        24,219           14,950           48,220
                                                          -------------- --------------   --------------
Total current assets                                           232,186          143,325          111,623

Creditors: amount falling due within one year                (231,287)        (142,770)         (58,049)
                                                          -------------- --------------   --------------
Net current assets                                                 899              555           53,574
                                                          -------------- --------------   --------------
Total assets less current liabilities                          144,146           88,979           97,345
                                                          -------------- --------------   --------------
Creditors due after more than one year                           (209)            (129)          (30,813)
                                                          -------------- --------------   --------------
Net assets                                                     143,937           88,850           66,532
                                                          -------------- --------------   --------------
                                                          -------------- --------------   --------------

Capital and reserves

Called up share capital                                          3,331            2,056            1,728
Share premium account                                          135,505           83,645           50,165
Other reserve                                                    1,145              707              707
Profit and loss account                                          3,956            2,442           13,932
                                                          -------------- --------------   --------------
Shareholders' funds                                            143,937           88,850           66,532
                                                          -------------- --------------   --------------
                                                          -------------- --------------   --------------
Reconciliation to US GAAP

Shareholders' funds (prepared under UK GAAP)                   143,937           88,850           66,532
Goodwill                                                        30,864           19,052           19,449
Less in process research and development                       (3,836)          (2,368)          (2,368)
Less amortisation                                             (27,840)         (17,185)         (16,856)
Deferred tax                                                     1,609              993            1,993
                                                          -------------- --------------   --------------
Shareholders' funds in accordance with

US GAAP                                                        144,734           89,342           68,750
                                                          -------------- --------------   --------------
                                                          -------------- --------------   --------------

Notes:

1. Eidos plc is registered in England and Wales (number 2501949) and its registered office is Wimbledon Bridge House, 1 Hartfield Road, Wimbledon, London SW19 3RU.

2. The investment in joint ventures comprises share of gross assets of (pound)6,763,000 less share of gross liabilities of (pound)4,350,000.

EIDOS plc

Unaudited Consolidated Statements of Cash Flow

                                                                Nine months ended December        Nine months
                                                                                  31, 1999              ended
                                                                                            December 31, 1998

                                                                       $000     (pound)000         (pound)000

Net cash outflow from operating activities                         (67,437)       (41,628)           (17,472)
                                                             --------------  --------------   ---------------
Returns on investments and servicing of finance

Interest received                                                     1,087            671              1,558
Dividend income received                                                  -              -                124
Interest paid on bond                                               (1,453)          (897)              (951)
Interest paid on finance leases                                        (55)           (34)              (100)
Other interest paid                                                 (1,427)          (881)              (629)
                                                             --------------  --------------   ---------------
                                                                    (1,848)        (1,141)                  2
                                                             --------------  --------------   ---------------
Taxation

UK tax paid                                                         (2,657)        (1,640)            (1,866)
Overseas tax paid                                                  (11,027)        (6,807)            (3,769)
                                                             --------------  --------------   ---------------
                                                                   (13,684)        (8,447)            (5,635)
                                                             --------------  --------------    --------------
Capital expenditure and financial investment

Purchase of tangible fixed assets                                   (3,833)        (2,366)            (1,824)
Sale of tangible fixed assets                                             5              3                 75
Purchase of other investments                                      (59,219)       (36,555)              (570)
                                                             --------------  --------------   ---------------
                                                                   (63,047)       (38,918)            (2,319)
                                                             --------------  --------------   ---------------
Acquisitions and disposals

Purchase of associated undertakings                                (23,210)       (14,327)           (15,200)
Net cash acquired with subsidiary undertakings                            -              -                459
Purchase of joint ventures                                         (28,956)       (17,874)                  -
                                                             --------------  --------------   ---------------
                                                                   (52,166)       (32,201)           (14,741)
                                                             --------------  --------------   ---------------
Net cash outflow before financing                                 (198,182)      (122,335)           (40,165)

Financing

Issue of ordinary share capital                                       4,147          2,560                209
Repayment of principal under finance leases                           (446)          (275)              (625)
                                                             --------------  --------------   ---------------
                                                                      3,701          2,285              (416)
                                                             --------------  --------------   ---------------
Decrease in cash in the period                                    (194,481)      (120,050)           (40,581)
                                                             --------------  --------------   ---------------
                                                             --------------  --------------   ---------------

Notes:

1. Net cash outflow from operating activities is derived from an operating loss of (pound)10,998,000 (1998: profit (pound)36,155,000), adjusted for depreciation of (pound)2,397,000 (1998: (pound)2,481,000), loss on disposal of fixed assets of (pound)55,000 (1998: profit (pound)6,000), goodwill amortisation and write offs of (pound)10,080,000 (1998: (pound)1,680,000) and an increase in working capital of (pound)43,162,000 (1998:(pound)57,782,000).

    Eidos plc Statistical Information for the Period Ended December 31, 1999
                      Geographical Revenue Mix (unaudited)
                                     Quarter

                                  December 31, 1999                         December 31, 1998
                               (pound)000s           % of Total          (pound)000s          % of Total
North America                       33,100                33.6%               43,814               36.1%
UK/Europe                           60,367                61.3%               71,725               59.0%
Rest of World                        5,065                 5.1%                5,986                4.9%
                               -----------          -----------          -----------         -----------
Total net revenues                  98,532               100.0%              121,525              100.0%
                               -----------          -----------          -----------         -----------

                                              Nine Months
                                  December 31, 1999                         December 31, 1998
                               (pound)000s           % of Total          (pound)000s          % of Total
North America                       50,079                35.1%               60,570               35.8%
UK/Europe                           84,741                59.4%              100,122               59.2%
Rest of World                        7,772                 5.5%                8,419                5.0%
                               -----------          -----------          -----------         -----------
Total net revenues                 142,592               100.0%              169,111              100.0%
                               -----------          -----------          -----------         -----------

                               Percentage Change             Percentage Change
                                    Quarter                     Nine Months
North America                       (24.5%)                       (17.3%)
UK/Europe                           (15.8%)                       (15.4%)
Rest of World                       (15.4%)                        (7.7%)
                                  -----------                   -----------
 Total net revenues                 (18.9%)                       (15.7%)
                                  -----------                   -----------

                         Platform Revenue Mix (Games Revenue only) (unaudited)

                                                Quarter

                                  December 31, 1999                         December 31, 1998
                               (pound)000s           % of Total          (pound)000s          % of Total
Console                             62,254                63.9%               82,936               68.7%
PC                                  35,193                36.1%               37,786               31.3%
                               -----------          -----------          -----------         -----------
Total net revenues                  97,447               100.0%              120,722              100.0%
                               -----------          -----------          -----------         -----------

                                              Nine Months

                                  December 31, 1999                         December 31, 1998
                               (pound)000s           % of Total          (pound)000s          % of Total
Console                             85,894                61.7%              100,310               60.3%
PC                                  53,319                38.3%               66,134               39.7%
                               -----------          -----------          -----------         -----------
Total net revenues                 139,213               100.0%              166,444              100.0%
                               -----------          -----------          -----------         -----------

                               Percentage Change             Percentage Change
                                    Quarter                     Nine Months

Console                             (24.9%)                       (14.4%)
PC                                    (6.9%)                      (19.4%)
                                  -----------                   -----------
                                    (19.3%)                       (16.4%)
                                  -----------                   -----------